EXHIBIT 99.2

SEABRIDGE GOLD

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 26, 2013, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
James S. Anthony	21,195,780	4,322,611	83.06%
A. Frederick Banfield	21,184,787	4,333,604	83.02%
D. Scott Barr	25,253,010	265,381	98.96%
Thomas C. Dawson	25,343,676	174,715	99.32%
Louis J. Fox	25,273,058	245,333	99.04%
Rudi P. Fronk	24,844,776	673,615	97.36%
Eliseo Gonzalez-Urien	24,723,184	795,207	96.88%
Jay S. Layman	24,850,520	667,871	97.38%

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved.
The Authorization of the directors to fix the auditors remuneration.	Resolution approved.
Approval, by disinterested shareholders, of certain option grants to directors and senior officers of the Corporation and an increase in the number of shares reserved for issuance under the Corporation’s Stock Option Plan by 665,000 shares to provide for such grants.
Resolution approved.
Approval of an increase in the number of shares reserved for issuance under the Corporation’s Stock Option Plan by 215,000 shares.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 27, 2013.

SEABRIDGE GOLD INC.

Per:        “C. Bruce Scott”      .

C. Bruce Scott
Vice President, Corporate Affairs and Corporate Secretary